

July 23, 2015

Via E-mail
Mr. Clifton E. Sifford
Chief Executive Officer
Shoe Carnival, Inc.
7500 East Columbia Street
Evansville, IN 47715

> **Re: Shoe Carnival, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed on April 16, 2015**
> **File No. 000-21360**

Dear Mr. Sifford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015
Item 6. Select Financial Data, page 19

1.   We note your disclosure in footnote 3 that e-commerce sales were included in the comparable store sales measure starting with fiscal 2013. We further note in footnote 5 that average sales per square foot includes net e-commerce sales for fiscal years 2014, 2013 and 2012. In future filings please discuss and quantify the impact e-commerce sales had on both your comparable store sales and average sales per square foot measures. In your response letter, also include your proposed disclosure based on the effect of e-commerce sales in fiscal 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. We note your disclosure on page 20 that the decision to fulfill your e-commerce orders in house played a key role in your second-half sales performance. We further note the statement by management in the fourth quarter 2014 earnings conference call transcript that your e-commerce business was slightly accretive to your increase for the fourth quarter, and you believe it will also be accretive to your increases in 2015. Please tell us if your e-commerce sales had a significant impact on the changes in net sales, gross profit, operating income or net income for the comparable periods presented in your Form 10-K and, if so, tell us how you considered describing and quantifying such changes pursuant to Item 303(a)(3) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition

3. We note your Shoe Perks reward program that offers points which customers may redeem on qualified future purchases. Please tell us how you account for the reward program and any related breakage, and also cite the authoritative guidance that you follow. To the extent significant, also confirm that you will disclose your accounting policy in future filings and provide us with the text of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining